Exhibit 99.1

Media Release

May 5, 2017

TELUS recommends that shareholders reject
TRC Capital’s “mini-tender offer”

Vancouver, B.C. — TELUS Corporation (TSX: T) (NYSE: TU) has been notified of an unsolicited mini-tender offer made by TRC Capital Corporation to purchase up to 3 million TELUS common shares — or approximately 0.51% of TELUS’ outstanding common shares — at a price of $43.50 per share. TELUS does not endorse this unsolicited offer, has no association with TRC Capital or its offer, and recommends that shareholders do not tender their shares to the offer.

TELUS cautions shareholders that the mini-tender offer has been made at a price below market price for TELUS shares. The offer represents a discount of 4.52% on the TSX closing price and 4.58% on the NYSE closing price for TELUS common shares on May 2, 2017, the last trading day before the mini-tender offer was commenced.

According to TRC Capital’s offer documents, TELUS shareholders who have tendered their shares can withdraw their shares at any time before 12:01 am Eastern time on June 2, 2017 by following the procedures described in the offer documents. TRC Capital has made similar unsolicited mini-tender offers for shares of other public companies in Canada and elsewhere.

Mini-tender offers are designed to seek less than 5% of a company’s outstanding shares, avoiding disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. Both the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities or without comparing the offer price to the current market price. For further information regarding regulatory perspectives on mini-tender offers, please see the following:

•                  Comments from the CSA on mini-tenders: https://www.bcsc.bc.ca/Securities Law/Policies/Policy6/61-301 Staff Guidance on the Practice of %E2%80%9CMini-Tenders%E2%80%9D  CSA Staff Notice /

•                  SEC advisory on mini-tender offers: www.sec.gov/investor/pubs/minitend.htm.

TELUS strongly encourages brokers, dealers and other market participants to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm

TELUS requests that a copy of this news release be included in any distribution of materials relating to TRC Capital’s mini-tender offer for TELUS shares.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.8 billion of annual revenue and 12.7 million subscriber connections, including 8.6 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.4 million residential network access lines and more than 1.0 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $482 million to charitable and not-for-profit organizations and volunteered more than 1 million days of service to local communities since 2000. TELUS’ 12 Canadian community boards and 5 International boards have led the Company’s support of grassroots charities and have contributed more than $60 million in support of 5,595 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition. TELUS has been named to the Dow Jones Sustainability Index for the past 16 years, a feat unequalled by any other North American telecommunications company. As detailed in our TELUS Sustainability Report, our commitment to sustainability is inspired by nature to ensure a healthier future for us all.

For more information about TELUS, please visit telus.com

For more information, please contact:

Richard Gilhooley
TELUS Media Relations
(778) 868-0235
richard.gilhooley@telus.com

Darrell Rae
TELUS Investor Relations

604-695-4314 or 1-800-667-4871

ir@telus.com